

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 11, 2017

<u>Via E-mail</u>
Christopher J. Constant
President and Chief Executive Officer
Getty Realty Corp.
Two Jericho Plaza, Suite 110
Jericho, New York 11753-1681

> **Re: Getty Realty Corp.**
> **Registration Statement on Form S-3**
> **Filed November 30, 2017**
> **File No. 333-221836**

Dear Mr. Constant:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann at (202) 551-3207 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Danion Fielding
       David Chalk